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                           October 26, 2021

       Steve Metzger
       General Counsel and Secretary
       Carriage Services, Inc.
       3040 Post Oak Boulevard, Suite 300
       Houston, Texas 77056

                                                        Re: Carriage Services,
Inc.
                                                            Form 10-K filed
March 2, 2021
                                                            Form 8-K filed July
30, 2021
                                                            File No. 001-11961

       Dear Mr. Metzger:

               We have reviewed your October 5, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 22, 2021 letter.

       Correspondence filed October 5, 2021

       General

   1. We note your response that you will revise disclosures related to our comments on Non-
                                                        GAAP disclosures in
future filings. Please provide us an example of how you plan to revise future filings
to address all three comments.
 Steve Metzger
Carriage Services, Inc.
October 26, 2021
Page 2

       You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameSteve Metzger                        Sincerely,
Comapany NameCarriage Services, Inc.
                                                       Division of Corporation
Finance
October 26, 2021 Page 2                                Office of Trade &
Services
FirstName LastName